SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)*

IRON MOUNTAIN INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

462846106 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	462846106	13G	Page	2	of	10	Pages

1.	Name of Reporting Person I.R.S. Identification No. of above person Warren E. Buffett
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power NONE 6. Shared Voting Power 5,000,000 7. Sole Dispositive Power NONE 8. Shared Dispositive Power 5,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not applicable. ☐
11.	Percent of Class Represented by Amount in Row (9) 3.86%
12.	Type of Reporting Person (See Instructions) IN, HC

CUSIP No.	462846106	13G	Page	3	of	10	Pages

1.	Name of Reporting Person I.R.S. Identification No. of above person Berkshire Hathaway Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power NONE 6. Shared Voting Power 5,000,000 7. Sole Dispositive Power NONE 8. Shared Dispositive Power 5,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not applicable. ☐
11.	Percent of Class Represented by Amount in Row (9) 3.86%
12.	Type of Reporting Person (See Instructions) HC, CO

CUSIP No.	462846106	13G	Page	4	of	10	Pages

1.	Name of Reporting Person I.R.S. Identification No. of above person OBH, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power NONE 6. Shared Voting Power 5,000,000 7. Sole Dispositive Power NONE 8. Shared Dispositive Power 5,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not applicable. ☐
11.	Percent of Class Represented by Amount in Row (9) 3.86%
12.	Type of Reporting Person (See Instructions) HC, CO

CUSIP No.	462846106	13G	Page	5	of	10	Pages

1.	Name of Reporting Person I.R.S. Identification No. of above person National Indemnity Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Nebraska

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power NONE 6. Shared Voting Power 5,000,000 7. Sole Dispositive Power NONE 8. Shared Dispositive Power 5,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not applicable. ☐
11.	Percent of Class Represented by Amount in Row (9) 3.86%
12.	Type of Reporting Person (See Instructions) IC, CO

CUSIP No.	462846106	13G	Page	6	of	10	Pages

1.	Name of Reporting Person I.R.S. Identification No. of above person GEICO Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power NONE 6. Shared Voting Power 5,000,000 7. Sole Dispositive Power NONE 8. Shared Dispositive Power 5,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not applicable. ☐
11.	Percent of Class Represented by Amount in Row (9) 3.86%
12.	Type of Reporting Person (See Instructions) HC, CO

CUSIP No.	462846106	13G	Page	7	of	10	Pages

1.	Name of Reporting Person I.R.S. Identification No. of above person Government Employees Insurance Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power NONE 6. Shared Voting Power 5,000,000 7. Sole Dispositive Power NONE 8. Shared Dispositive Power 5,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not applicable. ☐
11.	Percent of Class Represented by Amount in Row (9) 3.86%
12.	Type of Reporting Person (See Instructions) IC, CO

Page 8 of 10 Pages

SCHEDULE 13G

Item 1.

(a)	Name of Issuer

IRON MOUNTAIN INC.

(b)	Address of Issuer’s Principal Executive Offices

745 Atlantic Avenue, Boston, MA 02111

Item 2(a).    Name of Person Filing:

Item 2(b).    Address of Principal Business Office:

Item 2(c).    Citizenship:

Warren E. Buffett

1440 Kiewit Plaza

Omaha, Nebraska 68131

United States Citizen

Berkshire Hathaway Inc.

1440 Kiewit Plaza

Omaha, Nebraska 68131

Delaware corporation

OBH, Inc.

1440 Kiewit Plaza

Omaha, Nebraska 68131

Delaware corporation

National Indemnity Company

3024 Harney Street

Omaha, Nebraska 68131

Nebraska corporation

GEICO Corporation

1 Geico Plaza

Washington, D.C. 20076

Delaware corporation

Government Employees Insurance Company

1 Geico Plaza

Washington, D.C. 20076

Maryland corporation

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

462846106

Item 3.    If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Warren E. Buffett (an individual who may be deemed to control Berkshire Hathaway Inc.), Berkshire Hathaway Inc., OBH, Inc., and GEICO Corporation are each a Parent Holding Company or Control Person, in accordance with Rule 13d-1(b)(1)(ii)(G) (Note: See Item 7).

National Indemnity Company and Government Employees Insurance Company are each an Insurance Company as defined in section 3(a)(19) of the Act.

The Reporting Persons together are a Group in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.    Ownership

If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a)	Amount beneficially Owned

See the Cover Pages for each of the Reporting Persons.

Page 9 of 10 Pages

(b)	Percent of Class

See the Cover Pages for each of the Reporting Persons.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote

(ii)	shared power to vote or to direct the vote

(iii)	sole power to dispose or to direct the disposition of

(iv)	shared power to dispose or to direct the disposition of

See	the Cover Pages for each of the Reporting Persons.

Item 5.    Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the securities, check the following ☒.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See Exhibit A.

Item 8.    Identification and Classification of Members of the Group.

See Exhibit A.

Item 9.    Notice of Dissolution of Group.

Not Applicable.

Item 10.    Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 14, 2005	/s/ WARREN E. BUFFETT
Warren E. Buffett

BERKSHIRE HATHAWAY INC.

Dated:	February 14, 2005	/s/ WARREN E. BUFFETT
		By:	Warren E. Buffett
		Title:	Chairman of the Board

OBH, INC.

Dated:	February 14, 2005	/s/ WARREN E. BUFFETT
		By:	Warren E. Buffett
		Title:	Chairman of the Board

NATIONAL INDEMNITY COMPANY

Dated:	February 14, 2005	/s/ WARREN E. BUFFETT
		By:	Warren E. Buffett
		Title:	Chairman of the Board

GEICO CORPORATION

Dated:	February 14, 2005	/s/ WARREN E. BUFFETT
		By:	Warren E. Buffett
		Title:	Chairman of the Board

GOVERNMENT EMPLOYEES INSURANCE COMPANY

Dated:	February 14, 2005	/s/ WARREN E. BUFFETT
		By:	Warren E. Buffett
		Title:	Chairman of the Board

SCHEDULE 13G

EXHIBIT A

RELEVANT SUBSIDIARIES AND MEMBERS OF FILING GROUP

PARENT HOLDING COMPANIES OR CONTROL PERSONS:

Warren E. Buffett (an individual who may be deemed to control Berkshire Hathaway Inc.)

Berkshire Hathaway Inc.

OBH, Inc.

GEICO Corporation

INSURANCE COMPANIES AS DEFINED IN SECTION 3(a)(19) OF THE ACT:

National Indemnity Company

Government Employees Insurance Company

SCHEDULE 13G

EXHIBIT B

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned persons agree and consent to the joint filing on their behalf of this Amendment to Schedule 13G in connection with their beneficial ownership of the Common Stock of Iron Mountain Inc.

Dated:	February 14, 2005	/s/ WARREN E. BUFFETT
Warren E. Buffett

BERKSHIRE HATHAWAY INC.

Dated:	February 14, 2005	/s/ WARREN E. BUFFETT
		By:	Warren E. Buffett
		Title:	Chairman of the Board

OBH, INC.

Dated:	February 14, 2005	/s/ WARREN E. BUFFETT
		By:	Warren E. Buffett
		Title:	Chairman of the Board

NATIONAL INDEMNITY COMPANY

Dated:	February 14, 2005	/s/ WARREN E. BUFFETT
		By:	Warren E. Buffett
		Title:	Chairman of the Board

GEICO CORPORATION

Dated:	February 14, 2005	/s/ WARREN E. BUFFETT
		By:	Warren E. Buffett
		Title:	Chairman of the Board

GOVERNMENT EMPLOYEES INSURANCE COMPANY

Dated:	February 14, 2005	/s/ WARREN E. BUFFETT
		By:	Warren E. Buffett
		Title:	Chairman of the Board